900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: July 8, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 29

VERIS GOLD CORP. PRODUCES 14,922 OUNCES IN JUNE

Vancouver, BC – July 8, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide an additional mid-quarter update regarding production improvements at its wholly-owned Jerritt Canyon gold mine and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Ltd., (“Veris USA”), a wholly-owned subsidiary of the Company.

Overall Operational Report
For the month of June the plant averaged over 3,777 tons per day producing 14,922 ounces (including approximately 1,195 ounces from Newmont Mining toll milling), with an average recovery of 87%, a significant improvement over the recoveries achieved earlier in the year.

R. Llee Chapman, President and CEO of Veris Gold commented, “Our team at Jerritt Canyon delivered an excellent month in June: We had no accidents, we mined over 91,000 tons from our three underground mines; a new record for the property, and we also had a great tonnage run from our high-grade mine, Starvation Canyon, where over 28,000 tons were delivered to the mill. In the plant we processed over 113,000 tons during the month and achieved approximately 87% recovery which is our 2013 goal. All of this resulted in 14,922 ounces of gold production for June of which an estimated 1,195 gold ounces are attributed to toll milling for Newmont.”

Mr. Chapman further commented, “I want our investors and shareholders to understand that while our share price has faced significant headwinds in this difficult gold market, the first step in the ongoing process of turning our company around is to ensure that the Jerritt Canyon assets are productive and efficient. Our team is one of the very best in the business and you can see by these recent results the Jerritt Canyon property continues to improve because of their sustained efforts. We look forward to delivering and reporting on more of this tremendous ‘can-do’ attitude to our shareholders in the near term."

Francois Marland, Executive Chairman, stated, “These results provide confirmation that the team the Board has put in place and the changes made to senior management are proving effective. The operations at Jerritt Canyon have a renewed vigour and this has spread throughout the Company from top to bottom, with the corresponding improvement in all statistics a direct result of these actions.”

Mine Production
During the second quarter the SSX Mine produced a total of 95,811 tons containing 14,174 ounces averaging 1,041 tons per day. The Smith Mine produced record tonnage during the quarter totaling 135,904 tons containing 19,066 ounces averaging 1,477 tons per day for the quarter. A slight reduction in grade was seen during part of the quarter as development work was completed. Ramp up at Starvation Canyon exceeded expectations with total production during the quarter of 45,869 tons containing 8,217 ounces averaging 498 tons per day with grades of 0.18 ounces per ton.

Toll Milling
Total ore processed at Jerritt Canyon in June includes 4,763 tons from Newmont. The Company also took delivery of an additional 2,700 tons of Atna Resources Pinson ore in late June.

The plant continues to operate at an average of 3,500 to 4,000 tonnes per day with an average of 1,000 tons of excess ore per day capacity, currently being used for processing lower grade Jerritt Canyon stockpile. The Company continues the process of negotiating additional toll milling contracts with several companies and anticipates announcing new toll milling agreements in the near future.

Production Outlook
The Company continues to be focused on achieving the targeted production of 145,000 to 155,000 ounces for the year from its three existing underground mines. The results from this quarter, particularly May and June, show that this target is achievable and sustainable going forward. The Company is continuing to utilize internal resources to open the Saval 4 Portal located north of the SSX-Steer mine within the next two months. This will allow the Company to draw additional ores at comparable grades for at least another year from this source.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company’s 2012 and 2013 Quality Assurance and Quality Control protocols are similar to those done in 2010 and 2011 and are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President & CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com